UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A or


[ ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A






For the fiscal semiannual period ended June 30, 2016

MEDIA ASSETS GROUP, INC.

(Exact name of issuer as specified in its charter)

              WYOMING		    61-1776270

      State of incorporation	(I.R.S. Employer

Identification No.)

PO Box 48899A, Los Angeles, CA 90048

(Full mailing address of principal executive offices)

(323) 714-0680
(Issuer?s telephone number, including area code)
______________________________________________________________

Item 1. Management?s Discussion and Analysis of Financial Condition and Results of Operations

Since our inception on May 4, 2015 we have been trying to raise capital for the development of an online streaming distribution platform. We are considered to be a development stage company, since we devote substantially all of our efforts to the establishment of our business and planned principal operations have not commenced. The Company?s business model is to be an entertainment asset acquisition, management and distribution company with a focus on audiovisual content including feature films, television programming and web series.

Results of Operations

We have not yet generated any revenues and do not anticipate doing so until 2017.

For the six month ended June 30, 2016, our operating expenses were $3,040.

As a result, our net loss for the six months ended June 30, 2016 was $3,040. Our accumulated deficit was $9,120 as of June 30, 2016.





Liquidity & Capital Resources

As of June 30, 2016, we had cash of $880 and a working capital deficit of $9,120 as compared to cash of $3,920 and a working capital deficit of $6,080 at December 31, 2015. The increase in the working capital deficit results primarily from a decrease in cash, as well as an increase in legal and state filing expenses.

In October 2015, we filed an offering statement pursuant to Regulation A of the Securities Act of 1933, which was qualified by the Securities and Exchange Commission on May 20, 2016. We offered a maximum of 200,000,000 shares of common stock on a ?best efforts? basis, at a price of $0.10 per share. To date, we have not raised any funds from the Offering.

We have not received any revenues to date. Until we are able to raise funds to pursue our business plan and generate material revenues, our activities will be restricted.

Future Financing

Much of the concept planning has been completed for our Online Distribution Platform. To date, $4,500 has been invested in the development of our Company website. We estimate that we will require a minimum of $500,000 for the development and build of the Platform as well as marketing costs for the initial launch. Upon completion of this phase, we will then be in a position to raise larger amounts of capital, estimated to be up to an additional $20 million to fund the acquisition of a film and television library for our online subscribers.

We are pursuing multiple options for such funding, rather than relying on one source. We believe funding will come from a combination of short-term and long-term sources, as well as more traditional sources, including the sale of securities from the Regulation A Offering.

Item 2.  Other Information

None.



Item 3.  Financial Statements

MEDIA ASSETS GROUP, INC.
Balance Sheet
June 30, 2016
(Unaudited)

ASSETS

Jun 30, 2016                Dec 31, 2015











     Cash

    $
880
           $        3,920
     Other Assets


0
                        0
 Total Assets

$
880
           $          880





LIABILITIES AND STOCKHOLDER?S EQUITY





LIABILITIES




     Accounts Payable

$
0
                           0





Total Liabilities


0
                           0










STOCKHOLDER?S EQUITY




Common stock, $0.001 par value,
500,000,000 shares authorized;
200,000,000 shares issued and
outstanding


10,000
                  10,000
Accumulated deficit


(9,120
)                 (6,080)
Total Stockholder?s Equity


880
                    3,920





Total Liabilities and
Stockholder?s Equity

$
880
         $         3,920



MEDIA ASSETS GROUP, INC.
Statement of Cash Flows
June 30, 2016
(Unaudited)






Cash flows from operating activities

$
?






Net loss


           (3,040)

Changes in operating assets and liabilities:


           3,920

Net Cash used in operating activities


3,040


Cash flows from financing activities




Proceeds from sale of common stock

$
3,920






Cash at beginning
Cash at end

$
             880










MEDIA ASSETS GROUP, INC.
Statement of Operations
June 30, 2016
(Unaudited)







REVENUES

$
?






EXPENSES




Platform design
Legal fees


2,040
1,000

Total Other Expenses


3,040






NET LOSS

$
(3,040
)





TOTAL WEIGHTED AVERAGE SHARES


200,000,000






BASIC EARNINGS PER SHARE ATTRIBUTABLE TO COMMON
STOCKHOLDER

$
(0.001
)





MEDIA ASSETS GROUP, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
June 30, 2016
(Unaudited)

The financial information presented should be read in conjunction with the Company?s latest annual audited financial statements to obtain full disclosure information.

NOTE 1.  BASIS OF PRESENTATION
ENTAION

The accompanying financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the consolidated financial statements reflect all adjustments (of a normal and recurring nature) which are necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for the six months ended June 30, 2016 are not necessarily indicative of the results to be expected for the entire fiscal year.




NOTE 2. ORGANIZATION AND BUSINESS ACTIVITIES
TIVITIES

Media Assets Group, Inc. (the ?Company?) was formed as a Wyoming corporation on May 4, 2015 to acquire film and television libraries. The Company is internally managed and intends on distributing these assets through relationships with independent distributors.

Pursuant to the articles of incorporation, the Company is authorized to issue 500,000,000 shares of common stock and 10,000,000 preferred shares. There were no preferred shares issued at June 30, 2016 and December 31, 2015.

NOTE 3. BASIC AND DILUTED LOSS PER COMMON SHARE
BASIC AND DILUTED LOSS PER COMMON SHARE

Basic and diluted loss per common share common share is computed based on the weighted average number of common shares outstanding.

NOTE 4.  COMMON STOCK

The Company has issued no shares since December 31, 2015.

NOTE 5. COMMITMENTS AND CONTINGENCIES

Commitments:

The Company currently has no long term commitments as of our balance sheet date.

Contingencies:

None as of our balance sheet date.




SIGNATURES

       Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIA ASSETS GROUP, INC.

By:   /s/John Berner
Its: principal executive officer, principal financial officer, principal accounting officer, and the majority of the board members

Date: December 1, 2016


       Pursuant to the requirements of Regulation A, this report has been signed below by the following per-sons on behalf of the issuer and in the capacities and on the dates indicated.

By:   /s/John Berner
Its:  principal executive officer, principal financial officer, principal accounting officer, and the majority of the board members

Date: December 1, 2016